

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

Via E-mail
Mr. Joseph J. Euteneur
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

   Re: Sprint Corporation
     Form 10-K for the Year Ended December 31, 2013
     Filed February 24, 2014
     Form 10-KT for Transition Period from January 1, 2014
      To March 31, 2014
     Filed May 27, 2014
     File No. 001-04721

Dear Mr. Euteneuer:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Robert S. Littlepage, for

          Larry Spirgel
          Assistant Director